APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Vault Virtual Reality
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	
Total Long-Term Liabilities	-
	-
EQUITY	
Loan equity	
Capital Stock/Partner's Equity	
Total Equity	-
	-
TOTAL LIABILITIES & EQUITY	
	$ -
Balance Sheet Check	
	-

2020 Balance Sheet

(as of) | **7/11/20**

Assets
  Current Assets

Cash*	4,000
Accounts Receivable	-
Inventory	-
Prepaid Expenses	-
Other Current	-
Total Current Assets	4,000

  Fixed Assets

Real Estate (Land/Land Improvements)	-
Buildings & Building improvements	-
Leasehold Improvements	5,000
Equipment	37,800
Furniture and Fixtures	3,700
Vehicles	-
Other	-
Total Fixed Assets	46,500

Annual Depre

Less: Accumulated Depreciation	-
Total Assets	50,500

Liabilities and Owner's Equity
  Liabilities

Accounts Payable	-

Finance infor
interest rate
10.00%

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par

Notes Payable	-
Mortgage Payable	-
Line of Credit Balance	-
Total Liabilities	-

  Owner's Equity

Common Stock	-
Retained Earnings	50,500
Less: Dividends Dispersed	-
Total Owner's Equity	50,500
Total Liabilities and Owner's Equity	50,500

Statement Balances   -

Income Statement 2020

Prepared By:
Griselda Champagne

Company Name:
the vault virtual reality llc

Revenues

Gift Cards	$	10,000	
Groupon Vouchers	$	554	
VR Party	$	318	
Home VR Rentals	$	318	
	$	**11,190**	100%

COGS overall

			as percent
Materials	$	-	0%
Direct labor (loaded with payroll taxes, etc.)	$	-	0%
Shipping	$	-	0%
Merchant fees	$	-	0%
	$	**-**	0%

Overhead

Advertising	$	3,400	30%
Car and Truck Expenses			0%
Commissions and Fees			0%
Contract Labor (not included in payroll)			0%
Insurance (other than health)	$	598	5%
Legal and Professional Services			0%
Licenses			0%
Office Expenses	$	215	2%
Rent or Lease – Vehicles, Machinery, Equipment			0%
Occupancy expenses	$	4,900	44%
Repairs and Maintenance			0%
Supplies	$	2,532	23%
Travel, Meals and Entertainment	$	-	0%
Telecommunications	$	798	7%
Utilities	$	600	5%
Leasehold improvements	$	4,571	41%
Contract Labor (not included in payroll)	$	-	0%
Total	$	(17,614)	

Total overhead			
(less payroll entered as COGS)	$	-	
Imputed overhead	$	-	
Net income/Net loss	$	(6,424)	

I, Griselda Champagne, certify that:

1. The financial statements of The vault virtual reality llc included in this Form are true and complete in all material respects; and
2. The tax return information of The vault virtual reality llc included in this Form reflects accurately the information reported on the tax return for The vault virtual reality llc for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Griselda Champagne*

Name: Griselda Champagne

Title: member